Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

December 14, 2022

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N (File No. 811-08517)
CIK No. 0001048606
Lincoln Investor Advantage® Pro (File No. 333-252473)
SEC Accession No. 0000726865-22-000488
Request for Withdrawal of Post-Effective Amendment No. 7 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Variable Annuity Account N (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-4, filed with the Securities and Exchange Commission on July 21, 2022 (the “Amendment”).

The Amendment had not yet become effective. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1111.

Sincerely,

Carolyn Augur

Carolyn Augur